UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 par value
                         (Title of Class of Securities)


                                   055816-10-2
                                 (CUSIP Number)

                             Frode Jensen, III, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                              695 East Main Street
                             Stamford, CT 06904-6760
                                 (203) 965-8462
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 22, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D



---------------------------------                     -------------------------
CUSIP NO. 055816 10 2                                        Page 2 of 15 Pages
---------------------------------                     -------------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         NV Koninklijke KNP BT ("KNP BT")
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)
                                                                           (b)

-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
         00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         The Netherlands
-------------------------------------------------------------------------------
    NUMBER OF SHARES            7.  SOLE VOTING POWER
 BENEFICIALLY OWNED BY                  16,988,400 shares
 EACH REPORTING PERSON
          WITH            -----------------------------------------------------
                                8.   SHARED VOTING POWER
                                         6,411,600 shares
                          -----------------------------------------------------
                                9.   SOLE DISPOSITIVE POWER
                                         16,988,400 shares
                          -----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                         6,411,600 shares
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         KNP BT:  23,400,000 shares
         KNP BT International B.V. ("KNP BT International"):  6,411,600 shares
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                KNP BT:  70.1%
                KNP BT International:  19.2%
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
                HC
-------------------------------------------------------------------------------

---------------------------------                     -------------------------
CUSIP NO. 055816 10 2                                      Page 3 of 15 Pages
---------------------------------                     -------------------------
-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        KNP BT International B.V.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)

                                                                       (b)


-------------------------------------------------------------------------------
 3. SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*
        NA
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
        The Netherlands
-------------------------------------------------------------------------------
    NUMBER OF SHARES            7.  SOLE VOTING POWER
 BENEFICIALLY OWNED BY                  None
 EACH REPORTING PERSON
          WITH            -----------------------------------------------------
                                8.   SHARED VOTING POWER
                                         None
                          -----------------------------------------------------
                                9.   SOLE DISPOSITIVE POWER
                                         None
                          -----------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                         6,411,600 shares
-------------------------------------------------------------------------------
 11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          KNP BT International:  6,411,600 shares
          KNP BT:  23,400,000 shares
-------------------------------------------------------------------------------
 12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
 13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              KNP BT International: 19.2%
              KNP BT:  70.1%
-------------------------------------------------------------------------------
 14.TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------

     11 This Amendment No. 1 amends and restates the Schedule 13D filed by NV Koninklijke KNP BT on July 27, 1997.

Item 1.           Security and Issuer

                  This statement relates to the common stock, $.01 par value per share ("Common Stock"), of BT Office Products International, Inc. (the "Issuer"). The executive offices of the Issuer are located at 2150 East Lake Cook Road, Buffalo Grove, IL 60089.

Item 2.           Identity and Background

                  The person filing this statement is NV Koninklijke KNP BT ("KNP BT") and KNP BT International B.V. ("KNP BT International"), both of which companies are organized under the laws of The Netherlands. KNP BT is principally engaged in the distribution and sale of paper, the sale of graphic and information systems, the manufacture of packaging products, and the distribution of office products. KNP BT International is a holding company and wholly-owned subsidiary of KNP BT. The address for both companies is Museumplein 9, 1071 DJ Amsterdam, P.O. Box 87654, 1080 JS Amsterdam, The Netherlands.

                  During the last five years, neither KNP BT nor KNP BT International has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Members of the Supervisory Board of KNP BT:

1.

                  (a)      F.C.  Rauwenhoff

                  (b) Mr. Rauwenhoff's business address is c/o KNP BT at Museumplein 9, 1071 DJ Amsterdam,
                           P.O. Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (c) Mr. Rauwenhoff, the former Chairman of the Board of Nederlandse Philips Bedrijven, is retired. He is the current Chairman of the Supervisory Board of KNP BT. See Item 2 above for a description of the principal business of KNP BT.

                  (d) During the last five years Mr. Rauwenhoff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Rauwenhoff has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. Rauwenhoff is a citizen of The Netherlands.



2.                (a)      A. Maas

                  (b) Mr. Maas's business address is c/o KNP BT at Museumplein 9, 1071 DJ Amsterdam, P.O.
                           Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (c) Mr. Maas is the Chairman of the Board of Managing Directors of NV Koninklijke Bijenkorf Beheer KBB. Mr. Maas is the current Vice Chairman of the Supervisory Board of KNP BT.

                  (d) During the last five years Mr. Maas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Maas has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. Maas is a citizen of The Netherlands.



3.                (a)      J.A. Fentener van Vlissingen

                  (b) Mr. Fentener van Vlissingen's residential address is Avila Beach Condominiums, Penstraat 130, Willemstad, Curacao, The Netherlands (West Indies).

                  (c) Mr. Fentener van Vlissingen is a business consultant and advisor to a number of companies. His address is Avila Beach Condominiums, Penstraat 130, Willemstad, Curacao, The Netherlands (West Indies).

                  (d) During the last five years Mr. Fentener van Vlissingen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Fentener van Vlissingen has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. Fentener van Vlissingen is a citizen of The
                           Netherlands.



4.                (a)      P.C. van den Hoek

                  (b) Mr. van den Hoek's business address is Strawinskylaan 2001, P.O. Box 75640, 1070 AP Amsterdam, The Netherlands.

                  (c) Mr. van den Hoek is an attorney at the law firm Stibbe Simont Monahan Duhot. Stibbe Simont Monahan Duhot is principally engaged in providing legal services to its clients. The address for Stibbe Simont Monahan Duhot is Strawinskylaan 2001, P.O. Box 75640, 1070 AP Amsterdam, The Netherlands.

                  (d) During the last five years Mr. van den Hoek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. van den Hoek has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. van den Hoek is a citizen of The Netherlands.



5.                (a)      R.F.W. van Oordt

                  (b) Mr. van Oordt's business address is c/o KNP BT at Museumplein 9, 1071 DJ Amsterdam,
                           P.O. Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (c) Mr. van Oordt, the former Chairman of the Executive Board of KNP BT, is retired. See Item 2 above for a description of the principal business of KNP BT.

                  (d) During the last five years Mr. van Oordt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. van Oordt has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. van Oordt is a citizen of The Netherlands.



6.                (a)      G. Schmidt-Chiari

                  (b) Mr. Schmidt-Chiari's business address is c/o KNP BT at Museumplein 9, 1071 DJ Amsterdam, P.O. Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (c) Mr. Schmidt-Chiari, the former Chairman of the Managing Board of Creditanstalt-Bankverein, Vienna, is retired. See Item 2 above for a description of the principal business of KNP BT.

                  (d) During the last five years Mr. Schmidt-Chiari has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Schmidt-Chiari has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. Schmidt-Chiari is a citizen of Austria.



                  Members  of  the  Executive  Boards  of  KNP  BT  and  KNP  BT
International:

1.                (a)      K. de Kluis

                  (b) Mr. de Kluis' business address is c/o KNP BT at Museumplein 9, 1071 DJ Amsterdam, P.O.
                           Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (c) Mr. de Kluis is the Chairman of the Executive Board of KNP BT. See Item 2 above for a description of the
                           principal business of KNP BT.   The address for KNP
                           BT is Museumplein 9, 1071 DJ Amsterdam, P.O. Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (d) During the past five years, Mr. de Kluis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. de Kluis has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. de Kluis is a citizen of The Netherlands.



2.                (a)      F.H.J. Koffrie

                  (b) Mr. Koffrie's business address is c/o KNP BT at Museumplein 9, 1071 DJ Amsterdam, P.O.
                           Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (c) Mr. Koffrie is a member of the Executive Board of KNP BT. See Item 2 above for a description of the principal business of KNP BT. The address for KNP BT is Museumplein 9, 1071 DJ Amsterdam, P.O. Box 87654, 1080 JS Amsterdam, The Netherlands.

                  (d) During the last five years, Mr. Koffrie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Koffrie has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities or finding any violation with respect to such laws.

                  (f)      Mr. Koffrie is a citizen of The Netherlands.



Item 3.           Source and Amount of Funds or Other Consideration

                  As described in Item 4 below, KNP BT has made a proposal to acquire shares of the Issuer's Common Stock that are publicly traded for a purchase price of $10.50 per share. KNP BT expects to use internally generated funds to pay for the transaction and expects that no external financing will be required.

                  KNP BT was issued 16,988,400 shares of Common Stock of the Issuer pursuant to an Exchange Agreement between KNP BT and the Issuer, dated as of June 30, 1995 in exchange for (i) the transfer to the Issuer of KNP BT's capital stock and ownership interest in Copygraphic Plc, Veenman Kantoormachines BV, BT Office Products Europe BV, BT Office Products Europe CV (collectively, the "European Businesses") and Kelly Paper Company ("Kelly Paper"), and (ii) a capital contribution of $118,000,000, less the sum of $6,094,000 representing consideration for the sale by the Issuer of all of the issued and outstanding common stock of each of Sengewald U.S.A., Inc., a Maryland corporation, and KNP BT USA Holdings, Inc., a Delaware corporation, to KNP BT. The source of funds for the capital contribution was the cancellation of indebtedness owing to KNP BT which KNP BT had previously acquired from certain of its affiliates.

                  On December 20, 1984, KNP International, a wholly-owned subsidiary of KNP BT, purchased 100 shares of common stock of the Issuer, par value then $10.00 per share, for $1,000. The funds used for the purchase of these shares were internally generated. Pursuant to a preliminary stock split effected on June 29, 1995 and a subsequent stock split effected shortly thereafter, KNP BT International currently beneficially owns 6,411,600 shares of Common Stock, par value $.01 per share, of the Issuer.



Item 4.           Purpose of Transactions

                  On January 22, 1998, KNP BT informed the Issuer that it is prepared to make an offer to acquire the approximately 30% of the Issuer's Common Stock that is publicly traded for a cash purchase price of $10.50 per share. A press release announcing such proposal was also released on January 22, 1998.

                  KNP BT acquired beneficial ownership of 16,988,400 shares of the Issuer in connection with the transfer to the Issuer of the European Businesses and Kelly Paper and the capital contribution described in Item 3 above in contemplation of the initial public offering of 10,000,000 shares of the Issuer's Common Stock (the "Offering") pursuant to a Registration Statement on Form S-1 (File No. 33-92124) filed with the Securities and Exchange Commission. Following the Offering, KNP BT beneficially owned approximately 70% of the outstanding Common Stock of the Issuer and continues to have sufficient voting power to elect the Issuer's Board of Directors, to control the direction and policies of the Issuer, to control the outcome of any matter requiring stockholder approval (including mergers, consolidations and the sale of the assets of the Issuer) and to prevent or cause a change of control of the Issuer.

                  On December 20, 1984, KNP BT International, a wholly-owned subsidiary of KNP BT, purchased 100 shares of common stock of the Issuer, par value then $10.00 per share, for $1,000. The funds used for the purchase of these shares were internally generated. Pursuant to a preliminary stock split effected on June 29, 1995 and a subsequent stock split effected shortly thereafter, KNP BT International currently beneficially owns 6,411,600 shares of Common Stock, par value $.01 per share, of the Issuer.

Item 5.           Interest in Securities of the Issuer

                  (a) The number of shares of Common Stock of the Issuer outstanding is 33,400,000. As of the date of this statement, KNP BT beneficially owns, both directly and indirectly through KNP BT International, a wholly-owned subsidiary of KNP BT, 23,400,000 shares (approximately 70% of the outstanding shares) of the Common Stock of the Issuer. Of the shares beneficially owned by KNP BT, KNP BT owns 16,988,400 shares directly, and KNP BT International owns 6,411,600 shares directly.

                           To the best of KNP BT's and KNP BT International's knowledge, Mr. de Kluis beneficially owns 8,700 shares of the Common Stock of the Issuer.

                  (b) KNP BT has sole power to vote and dispose of 16,988,400 shares of Common Stock of the Issuer and, through KNP BT's 100% ownership of KNP BT International, KNP BT shares with KNP BT International the power to vote and direct the vote of the 6,411,600 shares owned by KNP BT International.

                  (c) During the past 60 days, there have been no transactions in the Issuer's Common Stock which were effected by KNP BT, KNP BT International or Mr. de Kluis.

                  (d)      Not applicable.

                  (e)      Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  KNP  BT,  by  virtue   of  its  100%   ownership   of  KNP  BT
                  International, has the power to control KNP BT International.

                  KNP BT, Buhrmann-Tetterode International B.V. ("BTI BV" and currently KNP BT International) and the Issuer have entered into a certain Registration Rights Agreement which became effective upon completion of the Offering (the "Registration Rights Agreement"), pursuant to which each of KNP BT and BTI BV on the terms and conditions described therein has the right from time to time to have the Issuer register such stockholder's shares of Common Stock of the Issuer under the Securities Act of 1933, as amended.

Item 7.           Material to Be Filed as Exhibits

                           Pursuant to Rule  12b-32(a) of the Exchange  Act, the
                  following exhibits are incorporated herein by reference to exhibits to the Issuer's Registration Statement on Form S-1 previously filed with the Securities Exchange Commission, as described below:

                  Exhibit A: Exchange Agreement between NV Koninklijke KNP BT and BT Office Products International, Inc. dated as of June 30, 1995, incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on July 7, 1995.

                  Exhibit B: Registration Rights Agreement dated as of June 15, 1995 by and among NV Koninklijke KNP BT, Buhrmann-Tetterode International B.V., and BT Office Products International, Inc., incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on June 22, 1995.

                  Exhibit C: Underwriting Agreement, incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on July 7, 1995.

                  The following exhibit is being filed herewith and is attached hereto:

                  Exhibit D: BT Office Products International press release dated January 22, 1998.

                  Exhibit E: KNP BT press release dated January 22, 1998.

                  Exhibit F: KNP BT press release for the U.S. market dated January 22, 1998.

Signature
---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 29, 1998



NV KONINKLIJKE KNP BT



By:  /s/ K. de Kluis                            By:  /s/ F.H.J. Koffrie
   ----------------------------------              --------------------------
     Name:  K. de Kluis                         Name:  F.H.J. Koffrie
     Title:  Chairman Executive Board           Title:  Member Executive Board



KNP BT INTERNATIONAL B.V.



By:  /s/ K. de Kluis                             By:  /s/ F.H.J. Koffrie
   ---------------------------------                --------------------------
     Name:  K. de Kluis                          Name:  F.H.J. Koffrie
     Title:  Director                            Title:  Director

                                                                 EXHIBIT D

                        BT OFFICE PRODUCTS INTERNATIONAL


                              FOR IMMEDIATE RELEASE


Contacts:         For KNP BT                          For BT Office Products
                  Press:  J.P.E. Barbas               Jason Lynch
                  Tel. 31 (0) 20 574 74 70            Kekst and Company
Analysts:         F. van Western                      Tel. (212) 521-4800
                  Tel. 31 (0) 20 574 74 80


                          PROPOSAL TO ACQUIRE PUBLICLY

                   HELD SHARES OF BT OFFICE PRODUCTS BY KNP BT


         AMSTERDAM, January 22, 1998 ? NV Koninklijke KNP BT (KNT BT) announced today that it has informed BT Office Products International, Inc. (NYSE BTF) that it is prepared to make an offer to acquire the approximately 30% of BT Office Products' shares that are publicly-traded for a cash purchase price of $10.50 per share. KNP BT currently holds the remaining 70% of BT Office Products.

         BT Office Products has advised KNP BT that it has formed an independent committee of its Board of Directors to evaluate the proposal. The members of the independent committee are Mr. Philip Beekman, who will act as chairman of the committee, and Mr. Lorrance Kellar. The proposal is subject to the parties entering into a definitive agreement which KNP BT anticipates will be completed by the end of February. KNP BT expects to use internally generated funds to pay for the transaction and expects that no external financing will be required.

         Mr. Klaas de Kluis, Chairman of the Executive Board of KNP BT, stated that KNP BT has no intention of selling its interest in BT Office Products.

         KNP BT is an international trading and packaging group with net sales of NLG 14 billion (USD 7 billion) and over 22,000 employees active in 30 countries.

         BT Office Products International, Inc. is a leading full-service distributor of office products, serving primarily medium-and large-sized businesses and institutions in major markets in both the United States and Europe. BT Office Products distributes over 10,000 general office products, business furniture, computer supplies and accessories and promotional products, including recycled and recyclable products and items manufactured by minority-owned businesses.

                                                                   Exhibit E

                                     KNP BT


PRESS RELEASE


KNP BT TO MAKE A BID ON LISTED BT OFFICE PRODUCTS INTERNATIONAL SHARES


Trading and  packaging  group NV  Koninklijke  KNP BT plans to make a bid of USD
10.50 for shares held by third parties (approximately 30%) of its subsidiary BT Office Products International, Inc., which is listed on the New York Stock Exchange. KNP BT already owns the other 70% of BT Office Products.

The acquisition of this minority interest is consistent with various strategic scenarios that are currently being studied by KNP BT. On 12 February 1998 further details of these scenarios will be provided.

Amsterdam, 22 January 1998


Executive Board
NV Koninklijke KNP BT



For more information please contact:
press: J.P.E. Barbas, telephone 31 (0) 20 574 74 70
analysts: F. van Westen, telephone 31 (0) 20 574 74 80


We also refer to the press release that has been drawn up for the American market (enclosure).

                                                                    Exhibit F
KNP BT

PRESS RELEASE
FOR US MARKET

PROPOSAL TO ACQUIRE PUBLICLY HELD SHARES OF BT OFFICE PRODUCTS BY KNP BT

NV Koninklijke KNP BT (KNP BT) announced today that it has informed BT Office Products International, Inc. (NYSE: BTF) that it is prepared to make an offer to acquire the approximately 30% of BT Office Products' shares that are publicly-traded for a cash purchase price of USD 10.50 per share. KNP BT currently holds the remaining 70% of BT Office Products.

BT Office Products has advised KNP BT that it has formed an independent committee of its Board of Directors to evaluate the proposal. The members of the independent committee are Mr. Philip Beekman, who will act as chairman of the committee, and Mr. Lorrance Kellar. The proposal is subject to the parties entering into a definitive agreement which KNP BT anticipates will be completed by the end of February. KNP BT expects to use internally generated funds to pay for the transaction and expects that no external financing will be required.

Mr. Klaas de Kluis, chairman of the Executive Board of KNP BT, stated that KNP BT has no intention of selling its interest in BT Office Products.

KNP BT is an international trading and packaging group with net sales of NLG 14 billion (USD 7 billion) and well over 22, 000 employees active in 30 countries.

BT Office Products International, Inc. is a leading full-service distributor of office products, serving primarily medium- and large-sized businesses and institutions in major markets in both the United States and Europe. BT Office Products distributes over 10,000 general office products, business furniture, computer supplies and accessories and promotional products, including recycled and recyclable products and items manufactured by minority-owned businesses.